

Mail Stop 3561

January 25, 2018

Michael D. Milligan
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

>   **Re: AAR Corp.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2017**
>   **Filed July 12, 2017**
>   **File No. 001-06263**

Dear Mr. Milligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note your disclosure on page 41, in Note 1 to the financial statements, that net favorable cumulative catch-up adjustments recognized during fiscal 2017, 2016 and 2015 were $8.5 million, $3.7 million, and $2.5 million, respectively. Please revise your discussion within MD&A to include the gross favorable and unfavorable adjustments to these contract estimates. Also, please discuss the nature of any contracts or programs that had a significant change in the estimate to complete.

<u>Consolidated Statements of Income, page 35</u>

2.   We note that your statements of income present sales and cost of sales for both products and services. However, we also note from your disclosures that you lease aircraft engines and other equipment and recognize lease income. In light of the fact that it appears from your disclosures that you have increased the amount of equipment on or available for long-term lease during fiscal 2017 and into fiscal 2018, please tell us if your revenue from these leases is over 10% of consolidated revenue. If so, please separately present the revenue and cost of revenue related to this leased equipment on the face of your statements of income. See Rule 5-03(b)(1) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

                                        Sincerely,

                                        /s/ Melissa Raminpour

                                        Melissa Raminpour
                                        Branch Chief
                                        Office of Transportation and Leisure